SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2001

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ____________ to ____________

Commission file number : 000-22608

A. **Full title of the plan and the address of the plan, if different from that of the issuer named below:**

First Federal Savings Bank of Lake County Employee Stock Ownership and 401(k) Plan

B. **Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:**

FFLC Bancorp, Inc.
800 North Boulevard West
Leesburg, Florida 34749-0420

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2001

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ____________ to ____________

Commission file number : 000-22608

A. **Full title of the plan and the address of the plan, if different from that of the issuer named below:**

First Federal Savings Bank of Lake County Employee Stock Ownership and 401(k) Plan

B. **Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:**

FFLC Bancorp, Inc.
800 North Boulevard West
Leesburg, Florida 34749-0420

REQUIRED INFORMATION

Items 1-3. The First Federal Savings Bank of Lake County Employee Stock Ownership and 401(k) Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. As permitted by Item 4, the Plan is filing financial statements and schedules in accordance with the financial reporting requirements of ERISA in lieu of the financial statements required by Items 1-3.

Item 4. The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibit 23.1 Consent of Hacker, Johnson & Smith PA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 3, 2002

FIRST FEDERAL SAVINGS BANK
OF LAKE COUNTY EMPLOYEE
STOCK OWNERSHIP AND 401(K) PLAN

/s/ Stephen T. Kurtz

Stephen T. Kurtz
President and Chief Executive Officer
First Federal Savings Bank of Lake County

PLAN FINANCIALS

FIRST FEDERAL SAVINGS BANK OF LAKE COUNTY EMPLOYEE STOCK OWNERSHIP AND 401(K) PLAN

Leesburg, Florida

Audited Financial Statements
At December 31, 2001 and 2000 and for the Year Ended December 31, 2001
and Supplemental Schedule at December 31, 2001

(Together with Independent Auditors' Report)

HACKER, JOHNSON & SMITH PA

Certified Public Accountants

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report

First Federal Savings Bank of Lake County and
First Federal Savings Bank of Lake County
Employee Stock Ownership and
401(k) Plan Participants
Leesburg, Florida:

We have audited the accompanying statements of net assets available for benefits of the First Federal Savings Bank of Lake County Employee Stock Ownership and 401(k) Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of (i) assets held for investment purposes at December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole.

Hacker, Johnson & Smith PA

HACKER, JOHNSON& SMITH PA
Orlando, Florida
April 9, 2002

930 Woodcock Road, Suite 211, Orlando, Florida 32803-3713, (407) 895-3383
Member of American Institute of Certified Public Accountants SEC Practice Section

FIRST FEDERAL SAVINGS BANK OF LAKE COUNTY EMPLOYEE STOCK OWNERSHIP AND 401(K) PLAN

Statements of Net Assets Available for Benefits

	At December 31,	
	2001	2000
Assets		
Investments, at market value:		
Shares of FFLC Bancorp, Inc. common stock:		
ESOP Fund (366,928 shares in 2001 and 321,209 shares in 2000)	$ 7,613,756	4,757,910
401(k) Employer Stock Fund (1,617 shares)	33,553	-
Total common stock	7,647,309	4,757,910
Mutual funds, managed by Barclays Global Investors:		
Money Market Fund	143,179	-
Stable Value Fund	339,054	-
Government Bond Fund	77,535	-
S&P 500 Stock Fund	375,950	-
S&P 500 Value Stock Fund	104,457	-
S&P 500 Growth Stock Fund	82,767	-
S&P 500 Midcap Stock Fund	241,032	-
Russell 2000 Stock Fund	30,727	-
International Stock Fund	16,752	-
Income Plus Fund	28,772	-
Growth and Income Fund	32,613	-
Growth Fund	38,648	-
Total mutual funds	1,511,486	-
Total investments	9,158,795	4,757,910
Cash and cash equivalents	11,714	741,645
Participant loans	22,821	-
Contributions receivable	62,577	-
Total assets	9,255,907	5,499,555
Less: Plan liabilities	(13,516)	-
Net assets available for benefits	$ 9,242,391	5,499,555

The accompanying notes are an integral part of these financial statements.

FIRST FEDERAL SAVINGS BANK OF LAKE COUNTY EMPLOYEE STOCK OWNERSHIP AND 401(K) PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2001

Additions to net assets attributed to:	
Investment income:	
Net realized gains	$ 35,251
Net change in unrealized gains	1,918,205
Interest and dividends	195,038
Total investment income	2,148,494
Contributions:	
Participant deferrals	265,076
Employer contributions	521,174
Participant rollovers	86,612
Total contributions	872,862
Transfer from prior 401(k) plan	985,402
Total additions	4,006,758
Less disbursements:	
Benefits paid to participants	224,020
Investment fees	32,132
Other disbursements	7,770
Total disbursements	263,922
Net increase	3,742,836
Net assets available for benefits:	
Beginning of year	5,499,555
End of year	$ 9,242,391

The accompanying notes are an integral part of these financial statements.

(1) Description of the Plan

The following description of the First Federal Savings Bank of Lake County Employee Stock Ownership and 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

First Federal Savings Bank of Lake County (the "Bank") established the First Federal Savings Bank of Lake County Employee Stock Ownership Plan ("ESOP") effective January 4, 1994. The ESOP purchases shares of FFLC Bancorp, Inc., the Bank's parent company (the "Company"). The ESOP was amended effective January 1, 2001, to change the name to First Federal Savings Bank of Lake County Employee Stock Ownership and 401(k) Plan and transfer the assets of the Bank's prior 401(k) plan into the Plan. The Bank's prior 401(k) plan's assets were part of a multiemployer plan and were transferred to the Plan in January 2002. At that time, participants were given the option to invest these funds into the Investment Options below. The Plan is designed to comply with the regulations of the Internal Revenue Code of 1986, as amended and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is sponsored by the Bank and is administered by The Pentegra Group. The Bank of New York is the Plan's trustee.

The Plan is a defined contribution plan covering all full-time employees of the Bank who are age eighteen or older. Employees may begin participating in the Plan the first month after their hire date, however they do not become eligible for Bank Matching, Safe Harbor or ESOP contributions discussed below until they complete one year of service.

Contributions. Each year, participants may contribute up to fifteen percent of pretax compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Bank provides three separate contributions to the Plan: (i) a contribution to all eligible employees of the Bank calculated as a percentage of salaries ("Safe Harbor" contribution) (ii) a 401(k) matching contribution to participants who contribute compensation to the Plan ("Matching" contribution) and (iii) a profit sharing contribution invested in Company stock based on a percentage of the Company's net income ("ESOP" contribution).

All of the contributions are determined and approved annually by the Bank. The Bank's current Safe Harbor contribution is three percent of pretax compensation. The Bank's current Matching contribution is 100% of the first three percent of compensation that a participant contributes to the Plan. In addition, the Bank made quarterly ESOP contributions which currently approximates 4% of the Company's estimated annual net income. The Safe Harbor and Matching contributions are invested ratably in the investment options selected by the participants and the ESOP contribution is invested in Company stock. All contributions are subject to the vesting guidelines discussed below. The participant and employer contributions are also subject to certain Internal Revenue Service ("IRS") limitations.

(continued)

(1) Description of the Plan, Continued

Participant Accounts. Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting. Participants are immediately vested in their voluntary contributions, including amounts transferred into the Plan from other qualified employee benefit plans, plus actual earnings thereon along with the Company Safe Harbor contributions. Before the Plan amendment effective March 1, 2002, vesting in the employer Matching and ESOP contributions, and earnings thereon was based on completion of five years of continuous service as defined in the Plan. A participant was 100% vested in the entire account after five years of credited service.

The Plan was amended effective March 1, 2002, to change the vesting schedule to the following:

Years of service	Vesting %
Less than two years	0%
Two years	25%
Three years	50%
Four years	75%
Five or more years	100%

Investment Options. Upon enrollment in the Plan, a participant may direct employee and employer Matching and Safe Harbor contributions in whole percentage increments in any of the following thirteen current investment options:

Bond/Fixed Income Funds:

Money Market Fund. Invests in a broad range of high-quality, short-term securities with high credit ratings known as money market instruments. These securities are issued by the United States of America ("US") and foreign corporations, governments, banks and US agencies and have a maturity of one year or less. These investments are considered low risk due to the financial strength of the issuers and the short-term maturity of the securities.

Stable Value Fund. Invests primarily in Guaranteed Investment Contracts (GICs), which are individually negotiated investments offered by insurance companies. The fund also invests in Synthetic Guaranteed Investment Contracts (SGICs). These contracts are individually negotiated agreements between the Fund manager and the insurance companies or banks that issues them. Most of these contracts pay a constant rate of interest over a specified period of time. However, the rate of interest for this Fund can fluctuate, because individual contracts will mature and be replaced.

(continued)

(1) Description of the Plan, Continued

Investment Options, Continued

Government Bond Fund. Invests in a portfolio of US Treasury bonds with 20 years or more to maturity. Because the Fund invests only in bonds backed by the full faith and credit of the US government, it is not exposed to credit risk. Due to the long maturity of the bonds, the Fund is exposed to interest rate risk and the effects that changes in long-term interest rates may have on the value of the bonds. The Fund's benchmark is the Lehman Brothers 20+ Year Treasury Index.

Stock Funds:

S&P 500 Stock Fund. Invests in most or all of the same stocks held in the S&P 500 Index. The stocks represent 500 of the largest and most established public companies in the US (based on the market value of their shares), and account for more than 70% of the market capitalization of all publicly traded stocks in the US.

S&P 500 Value Stock Fund. Invests in most or all of the stocks held in the S&P/BARRA Value Index. This index represents approximately 50% of the market capitalization of the S&P 500 Stock Index. The S&P/BARRA Value index is constructed by dividing the stocks in the S&P 500 by a single attribute: market price to book value ratio. The Value Index includes companies with lower market price to book ratios.

S&P 500 Growth Stock Fund. Invests in most or all of the stocks held in the S&P/BARRA Growth Index. This index represents approximately 50% of the market capitalization of the S&P 500 Stock Index. The S&P/BARRA Growth index is constructed by dividing the stocks in the S&P 500 by a single attribute: market price to book value ratio. The Growth Index includes companies with higher market price to book ratios.

S&P 500 MidCap Stock Fund. Invests in most or all of the same stocks held in the S&P MidCap 400 Index. These stocks represent the middle tier of the US stock market, while the S&P 500 Index represents the largest tier of the US stock market.

Russell 2000 Stock Fund. Invests in most or all of the same stocks held in the Russell 2000 Index. The Russell 2000 is one of the better known indexes used to measure the performance of US small company stocks. These 2000 companies make up a subset of the smallest companies held in the Russell 3000 Index. Companies of this size generally have greater investment risk and potentially higher returns than mid- and large-capitalization stocks. Because this is an index of 2000 companies, it is broadly diversified in terms of industries and economic sectors.

International Stock Fund. Invests in a diversified portfolio of approximately 1,000 foreign stocks representing established companies in approximately 20 countries located in Western Europe and the Pacific Rim. The Fund's benchmark is the Morgan Stanley Capital International Europe Australia and Far East (EAFE) Index.

Employer Stock Fund. Invests in shares of common stock of FFLC Bancorp, Inc., the parent company of the Plan Sponsor, First Federal Savings Bank of Lake County.

(continued)

(1) Description of the Plan, Continued

Investment Options, Continued

Income Plus Fund. Approximately 80% of the Fund's portfolio is invested in US bonds, money market instruments, and stable value investments such as GICs. The other 20% is invested in US and international stocks selected from major indexes, including the S&P 500 Index and the EAFE Index. As market conditions change, the Fund manager may shift the portfolio's investments, seeking to maintain the Funds targeted level of risk.

Growth and Income Fund. Invests in a diversified portfolio that is divided almost equally between stocks and fixed income investments, with a percentage of the Fund held in stable value investments such as GICs. The stocks held by the Fund are primarily US stocks; the remainder represents the stock markets of up to 20 developed countries. These US and international stocks are selected from major indexes, including the S&P 500 Index and the EAFE Index. As market conditions change, the Fund manager may shift the portfolio's investments in order to maintain the Fund's targeted level of risk.

Growth Fund. Invests primarily in stocks. The Fund's portfolio is divided among US stocks (approximately 80%) and international stocks (approximately 20%). Fund stocks are selected from major indexes, including the S&P 500 Index and the EAFE Index. Approximately 25% of the US investments are held in a tactical component that includes a mix of securities (US stocks, bonds and money market instruments). The Fund manager periodically shifts these investments in response to changing market conditions in order to maintain the Funds targeted level of risk.

Participant Loans. Participants may borrow from their vested fund accounts subject to certain limits.

Payment of Benefits. On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, or installment payments over a specified period of time, not exceeding the participant's life expectancy or the joint life expectancy of the participant and the designated beneficiary.

Forfeited Accounts. Forfeited accounts are periodically reallocated to the remaining participants. At December 31, 2001, unallocated forfeited accounts included in Plan assets totaled $6,755.

(2) Summary of Accounting Policies

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(continued)

(2) Summary of Accounting Policies, Continued

Investment Valuation and Income Recognition. The Plan's investments are stated at fair value. Common stock is valued at quoted market prices and mutual funds are valued at quoted unit values determined by the mutual fund manager which represent the net asset value of shares held by the Plan at year end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits. Benefits are recorded when paid.

(3) Investments

Investments that represent five percent or more of Plan's net assets are separately identified in the following table:

	Fair Value At December 31, 2001	2000
Shares of FFLC Bancorp, Inc. Common Stock:		
ESOP Fund	$ 7,613,756	4,757,910
401(k) Plan	33,553	-
Total FFLC Bancorp, Inc. common stock	$ 7,647,309	4,757,910

During the year ended December 31, 2001, the Plan's investments (including investments bought, sold, matured and held during the year) appreciated in value by $1,953,456 as follows:

	Year Ended December 31, 2001
Investments:	
Mutual funds	$ (32,341)
Common stock	1,985,797
	$ 1,953,456

(4) Plan Fees

Fees charged by the Bank of New York for managing and investing the Plan's assets are paid by the Plan. These investment fees totaled $32,132 for the year ended December 31, 2001.

The Bank has engaged The Pentegra Group to provide plan administration services for the Plan. These administrative fees, which totaled $6,620 for the year ended December 31, 2001, are paid by the Bank.

(continued)

(5) Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(6) Tax Status

Neither the Bank nor the Plan Administrator has received a determination letter from the Internal Revenue Service approving the qualifications of the Plan for tax exempt status. The Bank and the Plan Administrator believe the Plan is currently operating in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements.

(7) Reconciliation to Form 5500

There were no reconciliating items between the Plan's financial statements and the Form 5500.

(8) Summary of Changes in ESOP Fund

As provided in the Plan, participants may direct the investment of employee contributions, employer Matching contributions and employer Safe Harbor contributions, among the thirteen investment fund choices in the Plan. Only ESOP contributions would be considered "nonparticipant directed" investments as these funds are invested in the common stock of the Company. The significant changes in the ESOP Fund during the year ended December 31, 2001 were as follows:

Balance at January 1, 2001 (1)	$ 5,499,555
Employer contributions (3)	168,590
Net change in unrealized gain	1,949,705
Realized gains	35,086
Dividends	193,891
Benefits paid to participants	(211,497)
Other	(21,552)
Balance at December 31, 2001 (2)(3)	$ 7,613,778

(1) Includes $4,757,910 in common stock and $741,645 in uninvested cash.

(2) Includes $7,613,756 in common stock and $22 in uninvested cash.

(3) Does not include contributions receivable relating to the fourth quarter contribution not made until 2002.

FIRST FEDERAL SAVINGS BANK OF LAKE COUNTY EMPLOYEE STOCK OWNERSHIP AND 401(K) PLAN

Schedule of Assets Held for Investment Purposes

At December 31, 2001

Information Furnished Pursuant to Item 4i of Schedule H, Form 5500

Identity of Issue, Borrower Lessor or or Similar Party	Description of Investment	Current Cost	Market Value
FFLC Bancorp, Inc.:			
ESOP Fund	Common stock	$ 5,664,051	7,613,756
401(k) Employer Stock Fund	Common stock	32,712	33,553
		5,696,763	7,647,309
Mutual funds, managed by Barclays Global Investors:			
Money Market Fund	Mutual funds	143,179	143,179
Stable Value Fund	Mutual funds	326,738	339,054
Government Bond Fund	Mutual funds	76,277	77,535
S&P 500 Stock Fund	Mutual funds	410,825	375,950
S&P 500 Value Stock Fund	Mutual funds	114,803	104,457
S&P 500 Growth Stock Fund	Mutual funds	86,009	82,767
S&P 500 Midcap Stock Fund	Mutual funds	232,038	241,032
Russell 2000 Stock Fund	Mutual funds	30,150	30,727
International Stock Fund	Mutual funds	19,368	16,752
Income Plus Fund	Mutual funds	28,063	28,772
Growth and Income Fund	Mutual funds	33,458	32,613
Growth Fund	Mutual funds	42,580	38,648
		1,543,488	1,511,486
Total investments		$ 7,240,251	9,158,795

CONSENT OF HACKER, JOHNSON & SMITH PA

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-53362) pertaining to the First Federal Savings Bank of Lake County Employee Stock Ownership Plan and 401(K) Plan (the "Plan") of our report dated April 9, 2002 with respect to the financial statements and supplemental schedules of the Plan included in the Form 11-K at December 31, 2001 and 2000 and for the year ended December 31, 2001.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
June 3, 2002